Exhibit 99.2

1 October 21, 2026 Vinci Compass Announces the Launch of Vinci Permanent Capital Solutions with the Acquisition of AustralRe

Vinci Compass Announces the Launch of Vinci Permanent Capital Solutions with the Acquisition of AustralRe

Establishing a self-funding balance sheet to support Vinci Compass' growth across Latin America

Transaction Overview

Strategic Acquisition

Acquisition of a **scaled, profitable and well-capitalized reinsurance platform** in Latin America

Fully Integrated Platform

AustralRe joins Vinci Compass' ecosystem, launching our new business vertical, **Vinci Permanent Capital Solutions (VPCS)**, separate from the existing Asset Management division, **building a clear and transparent segregation between the asset-light and balance sheet businesses**

A Self-funding Platform

Growth in AustralRe's investable assets directly expands our internal balance sheet, supporting Vinci Compass in **seeding new strategies and scaling third-party fundraising organically**

Immediately Accretive

The transaction strengthens earnings growth with an **attractive double-digit accretion to Distributable Earnings per share**

Closing Timeline

Closing expected in the **first quarter of 2027**

AustralRe at a Glance

Leading Reinsurance Franchise

AustralRe is a leading independent reinsurance platform in Brazil, with operations across 16 countries in Latin America

Best-in-class Execution

Established track record of consistent growth, supported by disciplined underwriting and portfolio diversification

Broad Client Base

Strong relationships with leading insurers, supported by a customer-oriented and knowledge-driven approach

Proven Leadership

Experienced management team with deep industry expertise

AUSTRAL/Re

R$3.0bn	In gross written premiums, diversified across products and geographies
16 countries	Across LatAm
brAAA / A-	Local (S&P) and global (AM Best) ratings
R$1.8 bn	In cash and investments
Since 2011	Established track record

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Note: As of June 30, 2026.

VINCI COMPASS

AustralRe: A Leading Independent Reinsurer with Strong Regional Presence

- **AustralRe was founded in 2011** by Vinci Compass' partners, alongside Vinci Capital Partners ("VCP") Private Equity strategy as a co-investor, aiming to build **a leading independent reinsurance platform in Brazil and Latin America**
- The company has grown to **R$3.0 bn in written premiums,** with a diversified portfolio across multiple lines of business and geographies
- AustralRe is currently present in **16 countries in Latin America,** with offices in Rio de Janeiro, São Paulo and Bogotá, supporting regional expansion
- The company maintains **strong credit ratings (S&P: brAAA local / AM Best: A- global)** and has delivered consistent growth with record profitability in recent years



Broad presence across Latin America
16 Countries
Offices in Rio de Janeiro, São Paulo and Bogotá

Presence and GWP Breakdown



Other 5%
Ecuador 2%
Peru 2%
Mexico 4%
Argentina 4%
Colombia 7%
2Q26 LTM GWP
R$3.0 bn
Brazil 77%



Surety BR 5%
Surety Latam 4%
Liability 7%
Property & Engineering 30%
Structured Reinsurance 10%
2Q26 LTM GWP
R$3.0 bn
Liability 11%
Life 13%
P&C Latam 20%

Note: As of June 30, 2026.

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VINCI COMPASS

A 15-Year Track Record of Entrepreneurial Growth…

From strategic vision to the creation of the 2nd largest local reinsurer in Brazil

2011

Beginning of operations

Multiline Approach
Founded by Vinci Compass' partners with co-investment from Vinci Capital Partners (VCP) Private Equity strategy
Regulatory approval for the reinsurance business

AUSTRAL/Re

2014

IFC

Equity Investment from IFC

2015

Started expansion into other Latin America countries[1]

2018

S&P Global Ratings

Austral Holding rating upgrade to brAAA

2019

Merger with Terra Brasis, creating Brazil's second-largest local reinsurer

TERRA BRASIS

2020

BEST

Austral Holding received positive outlook

2021

Completed the incorporation of Markel Reinsurance Brazil

MARKEL

2022

Investments in selected growth opportunities and increased penetration across Latin America

2023

Austral Holding rating upgrade to A-

BEST

2024

Largest technical result in AustralRe's history to date

2025

Another year of strong performance at AustralRe, with record net profit

Largest investment in technology dedicated to underwriting

Note: [1]AustralRe has operating licenses in all countries in LatAm except for Chile, Uruguay and Venezuela.

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VINCI COMPASS

5 5 …Built on a Customer - Oriented and Knowledge - Driven Culture Knowledgeable and experienced team, guided by strong entrepreneurial spirit and bold approach, delivering differentiated service and robust performance through disciplined risk - taking AustralRe’s DNA To continue growing and strengthening its business, AustralRe leverages its agility and adopts a bold, results - oriented approach, while maintaining a strong commitment to responsible practices and established principles and processes Strong Entrepreneurial Spirit Creative Knowledge and Austral Tech Real Partnerships Focus on Underwriting and Disciplined Risk - taking The company invests in knowledge, technology and leading professionals to maintain a culture of innovation. This commitment is reflected in the creation of the Austral Tech initiative with investments in an “AI - first” technology team and the development of a proprietary AI - powered pricing platform, alongside actuarial and dynamic financial tools By providing close, proactive and flexible service, AustralRe is able to better understand its clients’ needs and add significant value by delivering tailored solutions across multiple business lines The company demonstrates excellence in underwriting, driven by prudent practices and principles that prevent AustralRe from underwriting reinsurance treaties that do not benefit the company 5

Seasoned Leadership Team with Extensive Industry Experience

Long-tenured senior leadership that has driven AustralRe's growth, backed by a team of +80 professionals

								
Bruno Freire	**André Caldeira**	**Daniella Matos**	**Elias Silva**	**Maria Bárbara**	**Alessandra Monteiro**	**Hernan Moreno**	**Brenda Cantisano**	**Amanda Torres**
CEO	CFO	CRO	Facultative Underwriting Director	Brazil Treaty Underwriting Director	Life Underwriting Director	LatAm Underwriting Director	Actuary and Analytics Director	Head of Claims and Operations
16 YEARS at AustralRe	**2** YEARS at AustralRe	**10** YEARS at AustralRe	**9** YEARS at AustralRe	**16** YEARS at AustralRe	**4** YEARS at AustralRe	**10** YEARS at AustralRe	**15** YEARS at AustralRe	**16** YEARS at AustralRe
25 YEARS of industry experience	**20** YEARS of industry experience	**10** YEARS of industry experience	**18** YEARS of industry experience	**28** YEARS of industry experience	**25** YEARS of industry experience	**38** YEARS of industry experience	**15** YEARS of industry experience	**20** YEARS of industry experience

FRONTOFFICE

- Underwriting
- Actuarial and Claims

BACKOFFICE

- Finance, Accounting and FP&A
- Legal and Compliance
- Risk
- Internal Audit
- Human Resources
- IT

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VINCI COMPASS

AustralRe’s market share in premiums issued, up from 6 % in 2018 Market s hare gained over the period Rating upgrade, shifts in the competitive landscape and market hardening supported market share gains Note: Comparative analysis of the first semester of each year; Source: SUSEP, Table 2R ( SES_ValoresMovGrupos table). AustralRe Was Able to Capture a Growing Share of the Local Reinsurance Market  AustralRe market share in total premiums issued by local reinsurers 16% in 2026 + 10 p.p. Multiple growth drivers 7 6% 7% 6% 6% 9% 14% 16% 14% 16% 2018 2019 2020 2021 2022 2023 2024 2025 2026

8 8 45% 38% 16% 2% Underwriting Profit & Combined Ratio (R$ mm) Investment Portfolio Strategy Strong Profitability and Consistent Premium Growth  AustralRe has posted strong profitability, with leading ROE and premium growth in its markets BRL Floating rate (Government/corporate debt) USD (Government/High grade bonds) BRL Inflation (Government/corporate debt) Alternatives R$ 1.8 bn Gross Written Premium (R$ mm) Net Income & ROE (R$ mm) 8 38 35 41 97.6% 98.6% 98.4% 2024 2025 2Q26 LTM Underwriting Profit Combined Ratio 2,807 2,893 3,025 2024 2025 2Q26 LTM 75 93 93 18.7% 20.5% 18.5% 2024 2025 2Q26 LTM Net Income ROE

9 The Creation of Vinci Permanent Capital Solutions (VPCS)

10 10 AustralRe Morphs into Vinci Permanent Capital Solutions (VPCS) VPCS creates the cheapest possible funding for GP Commitment needs Why VPCS improves the competitive positioning of Vinci Compass Longer capital cycle in Latin America Limited secondary and securitization markets in LatAm constrain VC's ability to recycle the GP Commitments in the short term Bigger needs for skin - in - the - game GP Commitment expectations in LatAm tend to be higher than in developed markets Greater strategic flexibility Permanent capital enables Vinci Compass to support GP Commitments while preserving flexibility across market cycles 10

11 11 VPCS: Durable Capital to Support Vinci Compass' Growth What does this unlock? AustralRe underwrites Premiums + Technical Reserves + Free Reserves Permanent asset base AustralRe reserves can be used to support GP Commitments Vinci manages & originates AustralRe capital underwrites funds, within ALM/risk limits Third - party capital joins Vinci raises third - party capital alongside GP Commitment GP scales Increased FEAUM, Fee Related Revenues and Earnings Asset + Liability Engine 1 2 3 4 5 ‘ Durable Insurance Capital Supports Vinci Compass’ Strategies Leverages Third - party Fundraising Scales the GP 11

12 GP Commitments transferred from Asset Management to VPCS, with the associated realized and unrealized financial gains recognized within VPCS Net Income A New Reporting Structure: Asset Light + Balance Sheet NEW STRUCTURE Dual Reporting Following the transfer, financial results associated with the GP Commitments will be recognized within VPCS Net Income, rather than Asset M anagement cash earnings Transfer of GP Commitments from Asset Management to VPCS FRE + PRE + IRE FRE + PRE Third - party capital GP Commitments Only realized IRE impacts DE, while unrealized IRE has no short - term impact on DE FRE + PRE / DE VPCS NET INCOME Asset - light platform Third - party capital management Core Asset M anagement earnings Realized and unrealized financial gains Financial results recognized within VPCS Net Income NEW REPORTING STRUCTURE B ringing greater clarity, focus and recurrence to the asset management unit, as proprietary investment results migrate to VPCS Future capital calls will be honored by VPCS, while the Asset Management unit will direct cash flows to shareholder capital returns or an increase in VPCS’ balance sheet 12 Book Value CURRENT STRUCTURE Integrated Reporting Asset Management Asset Management Shareholder capital Returns 12

A dual reporting structure, with each business measured by the metrics that best reflect its economics A New Reporting Structure: Asset Light + Balance Sheet NEW STRUCTURE Dual Reporting 13 CURRENT STRUCTURE Integrated Reporting 13 Metric Vertical Fee Related Earnings (FRE) Asset Management ✓ Performance Related Earnings (PRE) Asset Management ✓ Distributable Earnings (DE) Asset Management ✓ Included only GP C ommitment realized gains VPCS Net Income VPCS Reported in ✓ Asset Management FRE ✓ Asset Management PRE ✓ Recurring fee - based earnings profile Asset Management DE VPCS Net Income ✓ AustralRe + VRS + GP C ommitments ( realized and unrealized gains ) Notes: ¹Accretion measured on a cash basis, excluding the unrealized appreciation of the closed - end funds portfolio, which is re cognized in VPCS Net Income. The new reporting structure will incorporate unrealized mark - to - market gains on GP Commitments, unlocking the value embedded in this component of the balance sheet • Captures AustralRe’s Net Income, GP Commitments (including realized and unrealized gains) and VRS • Makes unrealized GP Commitment gains visible Asset Management • Core Asset M anagement earnings with recurring fee - based earnings profile • Transfer of GP Commitments and VRS to VPCS VPCS NET INCOME Immediately accretive on a cash basis: double - digit accretion to DE/share¹

A strategic transaction at an attractive valuation, expected to be immediately accretive to Distributable Earnings per share and to strengthen Vinci’s long - term growth and strategic positioning Transaction Overview The Transaction was priced at 1.0x Tangible Book Value , with a total consideration estimated at R$336 million , following pre - closing capital distributions and extraordinary dividends, estimated to be composed of approximately R$247 million in cash and 1.7 million in new VINP Class A common stock The final cash/stock mix may vary depending on the preferences of some minority shareholders, who may choose to receive their consideration in cash or VINP Class A common stock Key Transaction Terms Leadership Team AustralRe will continue to be led by CEO Bruno Freire and its current senior management team With no changes to its underwriting platform, risk management framework or client relationships AustralRe will maintain dedicated committees, including independent members Financial Impact Immediately accretive to DE/share The transaction strengthens earnings growth with an attractive double - digit accretion for our Distributable Earnings per share The launch of VPCS and the dual reporting structure will bring to light the unrealized mark - to - market gains on GP Commitments, unlocking the value embedded in this component of the balance sheet Dividends Vinci Compass intends to distribute quarterly dividends at an amount equal to at least 80% of the post - tax FRE of its Asset Management business Timing Closing expected in early 2027 Subject to antitrust and regulatory approvals and and other customary conditions precedent 14

15 15 • Transaction creates an opportunity to establish a permanent capital vehicle (VPCS), which enhances competitiveness in the region • As part of a NASDAQ - listed group , AustralRe will benefit from access to a larger capital base • Transaction priced at 1.0x Tangible Book Value , offering reasonable entry levels for a high - quality reinsurance platform • Expected to be immediately accretive , supported by AustralRe’s profitability profile • AustralRe brings to Vinci relevant and continuous capital inflows , which are not subject to LP redemption cycles • The acquisition of AustralRe enhances Vinci Compass’ ability to deploy seed capital and leverages capital raising opportunities through a robust balance sheet • Every R$1 of AustralRe’s float can be the catalyst for at least R$13 of fee - paying AUM for Vinci using historical results • AustralRe has R$1.8bn in cash and investments , with a portion of its investment position available to support future GP Commitments from Vinci Compass Key Takeaways • Leading regional reinsurer (with local status in Brazil) with R$3.0bn in premiums , diversified across products and geographies in Latin America • Strong underwriting track record, recent record profitability and robust solvency , liquidity and investment portfolio optionality • Strong cash flow anchored on diversified and disciplined underwriting Permanent Capital at Scale to Support GP Commitments Creation of Vinci Permanent Capital Solutions (VPCS), with Immediate Distributable Earnings Accretion Scaled, Profitable and Well - capitalized Reinsurance Platform in Latin America 15

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